14041403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69077

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2013 (MM/DD/YY) AND ENDING 06/30/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harken Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16 Ann Vinal Road
(No. and Street)

Scituate (City) MA (State) 02066 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald Nelson 617-899-2048
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Larry D. Liberfarb, P.C.
(Name – *if individual, state last, first, middle name*)

11 Vanderbilt Avenue Suite 200 (Address) Norwood (City) MA (State) 02062 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Katherine Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harken Capital Securities, LLC, as of June 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BENGIE MAR S DIAMOS NOTARY PUBLIC FORSYTH CO. GEORGIA MY COMMISSION EXPIRES FEB 15 2018

Signature

FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARKEN CAPITAL SECURITIES LLC

FINANCIAL STATEMENTS

JUNE 30, 2014

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Members of
Harken Capital Securities LLC

We have audited the accompanying statements of Harken Capital Securities LLC which comprise the statement of financial condition as of June 30, 2014, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplementary information. Harken Capital Securities LLC 's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harken Capital Securities LLC as of June 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I, computation of net capital under rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Harken Capital Securities LLC 's financial statements. The supplemental information is the responsibility of Compass Security Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion of the supplementary

information, we evaluated whether the supplementary information, including the form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Norwood, Massachusetts
August 7, 2014

HARKEN CAPITAL SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2014

ASSETS

Cash	$ 346,339
Other assets	1,360,599
	$ 1,706,938

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable, accrued expenses, and other liabilities	$ 11,344
Member's Equity:	
Member's capital	1,695,594
	$ 1,706,938

The accompanying notes are an integral part of these financial statements.

HARKEN CAPITAL SECURITIES LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2014

Revenues:	
Advisory fees	$ 1,645,965
Expenses:	
Occupancy	19,045
Other expenses	2,379,982
	2,399,027
Net loss	$ (753,062)

The accompanying notes are an integral part of these financial statements.

HARKEN CAPITAL SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2014

Balance at July 1, 2013	$	2,426,708
Net loss		(753,062)
Member contributions		21,948
Balance at June 30, 2014	$	1,695,594

The accompanying notes are an integral part of these financial statements.

HARKEN CAPITAL SECURITIES LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2014

Cash flows from operating activities:	
Net loss	$ (753,062)
Adjustments to reconcile net income to net cash flow from operating activities:	-
(Increase) Decrease in operating assets:	
Accounts Receivable	1,042,521
CRD Deposit - Daily Account	1,470
Increase (Decrease) in operating liabilities:	
Accounts payable and accrued expenses	392
Net cash from operating activities	291,321
Cash flows from financing activities:	
Contributions from member	21,948
Increase in cash	313,269
Cash at beginning of the period	33,069
Cash at end of the period	$ 346,339

Supplemental disclosures of cash flow information:

Cash paid during the year for:	
Interest	$ 0
Income taxes	$ 0

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

HARKEN CAPITAL SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2014

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations:

The Company was organized in the State of Massachusetts on March 8, 2012 as a limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company markets financial products for its clients.

Revenue Recognition:

The Company typically enters into contracts with clients calling for a success fee to be paid out once the sale ("the transaction") is successfully completed. This success fee is typically based on a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. Accordingly, the Company recognizes success fees in the period earned.

Income Taxes:

The Company does not record a provision for income taxes because the partners report their share of the partnership's income or loss on their income tax returns. The financial statements reflect the partnership's transactions without adjustment, if any, required for income tax purposes.

Advertising:

The Company expenses advertising and promotion costs as incurred.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At June 30, 2014, the Company had net capital of $334,995, which was $329,995 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .3 to 1.

NOTE 3 – CONCENTRATION OF CREDIT RISK

The Company maintains cash in bank accounts in excess of the established limits insured by the Federal Deposit Insurance Corporation (FDIC).

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company rents office space from its owners on a tenant at will basis. The Company paid them $6,432 for the fiscal year ending June 30, 2014.

Since these are related party transactions, operating results could differ if the entities were autonomous.

NOTE 5 – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

A qualifying asset or liability's level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 1 inputs.

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 7, 2014, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

HARKEN CAPITAL SECURITIES LLC

SUPPLEMENTARY SCHEDULES

JUNE 30, 2014

SCHEDULE I

HARKEN CAPITAL SECURITIES LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

JUNE 30, 2014

AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$ 11,344	
NET CAPITAL:		
Member's capital		$ 334,995
ADJUSTMENTS TO NET CAPITAL		
Other assets		-
NET CAPITAL AS DEFINED		$ 334,995
NET CAPITAL REQUIREMENT:		5,000
NET CAPITAL IN EXCESS OF REQUIREMENT:		$ 329,995
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.3 to 1

Reconciliation with Company's computation of net capital:

Net capital as reported in the Company's Part IIA (unaudited), Focus Report	$ 334,995
Net audit adjustments	-
Increase in non-allowables and haircuts	-
Net capital per above	$ 334,995

SCHEDULE II

HARKEN CAPITAL SECURITIES LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2014

Harken Capital Securities LLC carries no customer funds or securities and therefore is exempt from the reserve and possession or control requirements under Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Accountant's Agreed-Upon Procedures Report
On Schedule of Assessment and Payments (Form SIPC-7)

To the Members of
Harken Capital Securities LLC

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ending June 30, 2014, which were agreed to by Harken Capital Securities LLC and the Securities Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Harken Capital Securities LLC 's compliance with the applicable instructions of Form SIPC-7. Harken Capital Securities LLC 's management is responsible for Harken Capital Securities LLC 's compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Norwood, Massachusetts
August 7 2014

HARKEN CAPITAL SECURITIES LLC

SCHEDULE OF ASSESSMENTS AND PAYMENTS

FOR THE YEAR ENDED JUNE 30, 2014

1/30/2014	SIPC, Washington DC	$ 2,621.00
8/5/2014	SIPC, Washington DC	$ 1,494.00

See report of independent auditor on SIPC assessment form.

HARKEN CAPITAL SECURITIES LLC

EXEMPTION REPORT

JUNE 30, 2014

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Members of
Harken Capital Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Harken Capital Securities LLC identified the following provisions of 17 C.F.R. 15c3-3(k) (2) (ii) under which Harken Capital Securities LLC claimed an exemption from 17 C.F.R. 240.15c3-3 provision (1) (the "exemption provisions") and (2) Harken Capital Securities LLC stated that Harken Capital Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Harken Capital Securities LLC 's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Harken Capital Securities LLC 's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Larry Liberfarb, PC

Norwood, Massachusetts
August 7, 2014

HARKEN CAPITAL SECURITIES LLC

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2014

Harken Capital Securities LLC is exempt from the reserve and possession or control requirements under Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934. The Company was compliant with Rule 15c3-3(k)(2)(i) as it did not carry any customer funds or securities throughout the fiscal year ending June 30, 2014.